As filed with the Securities and Exchange Commission on September 4, 2003
Registration No. 333-107814

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mercantile Bank Corporation

(Exact name of registrant as specified in its charter)

Michigan	38-3360865
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5650 Byron Center Avenue SW

Wyoming, Michigan 49509
(616) 406-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gerald R. Johnson, Jr.

Chairman and Chief Executive Officer
5650 Byron Center Avenue SW
Wyoming, Michigan 49509
(616) 406-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Jerome M. Schwartz Dickinson Wright PLLC 500 Woodward Avenue Suite 4000 Detroit, Michigan 48226 (313) 223-3628	Jennifer R. Evans Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street Suite 2600 Chicago, Illinois 60601 (312) 609-7500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
MANAGEMENT
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
PART II
SIGNATURES
EXHIBIT INDEX
Form of Underwriting Agreement
Consent of Crowe Chizek and Company LLC

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 4, 2003

PROSPECTUS

1,000,000 Shares

MERCANTILE BANK CORPORATION

Common Stock

          We are selling 1,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “MBWM.”

          On September 3, 2003, the last sale price of our common stock as reported by the Nasdaq National Market was $33.85 per share.

          You should consider the risks which we have described in the “Risk Factors” beginning on page 8 before buying shares of our common stock.

Per
	Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Mercantile Bank Corporation	$	$

          This is a firm commitment underwriting. The underwriters may purchase up to an additional 150,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund or the Federal Deposit Insurance Corporation or any other governmental agency.

          The underwriters expect to deliver the shares to purchasers on or about                     , 2003.

RAYMOND JAMES

STIFEL, NICOLAUS & COMPANY

Incorporated
OPPENHEIMER

The date of this prospectus is                     , 2003

MERCANTILE BANK CORPORATION LOCATIONS

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus, our financial statements (including the related notes) and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock.

      Unless the text clearly suggests otherwise, references in this prospectus to “us,” “we,” “our,” or “the company” include Mercantile Bank Corporation and its consolidated subsidiaries.

Mercantile Bank Corporation

      We are a single bank holding company headquartered in Wyoming, Michigan, a suburb of Grand Rapids. Grand Rapids is the second largest city in the State of Michigan. Our bank, Mercantile Bank of West Michigan, together with its subsidiaries, provide a wide variety of commercial and retail banking and related services primarily to small-to medium-sized businesses, and to a lesser extent, individuals and governmental units based in and around Grand Rapids from our main office and four additional full-service branches located throughout the Grand Rapids area. We serve primarily the Kent and Ottawa Counties of western Michigan. In addition, we have recently opened a loan production office in Holland, Michigan, a community located thirty miles southwest of Grand Rapids.

      As part of our goal of increasing our fee-based income and strengthening our customer relationships, we have expanded the non-bank financial products and services we provide our customers. In October 2000, we formed Mercantile Bank Mortgage Company, a wholly-owned subsidiary of our bank, to increase the profitability and efficiency of our bank’s mortgage loan function. In 2002, we formed Mercantile BIDCO, Inc., a non-depository Michigan financial institution operating as a Michigan Business and Industrial Development Company, which offers equipment lease financing, asset-based loans, junior debt facilities and other financing arrangements. Also in 2002, we introduced Mercantile Insurance Center, Inc., a wholly-owned subsidiary of our bank, which offers a wide variety of personal and small business insurance products on an agency basis. We also offer investment products and services to our customers through our joint brokerage relationship with Raymond James Financial Services, Inc.

      At June 30, 2003, we had total assets of $1.0 billion, loans of $866 million, deposits of $844 million and shareholders’ equity of $83 million. For the six month period ended June 30, 2003, our total revenues were $28.3 million, our net income was $4.8 million, and our diluted earnings per share were $0.86.

      Our principal executive offices are located at 5650 Byron Center Avenue SW, Wyoming, Michigan 49509. Our telephone number is 616-406-3000 and our website address is www.mercbank.com.

Financial Highlights

      We have grown significantly since our bank opened in December 1997. We posted our first profit in the third quarter of 1998, only nine months after our bank opened. Since inception, management has focused on achieving profitable internal growth while maintaining strong asset quality. Over the past five and a half years, we have achieved significant growth in assets, loans, deposits and earnings per share, as highlighted below:

•	Our total assets have grown from $24 million at December 31, 1997, to $1.0 billion at June 30, 2003.

•	Our total loans have grown from $13 million at December 31, 1997, to $886 million at June 30, 2003.

•	Our total deposits have grown from $10 million at December 31, 1997, to $844 million at June 30, 2003, including $242 million of local deposits at June 30, 2003.

•	Our diluted earnings per share have increased from $(0.50) for the year ended December 31, 1998, to $1.41 for the year ended December 31, 2002. Diluted earnings per share for the first half of 2003 were $0.86.

•	Our return on average equity was 10.3% for the year ended December 31, 2002, and 11.8%, on an annualized basis, for the first six months of 2003.

•	Our asset quality has remained strong. Our ratio of non-performing loans to total loans was 0.10% at December 31, 2002, and 0.06% at June 30, 2003. Our ratio of net loan charge-offs to average total loans was 0.09% for the year ended December 31, 2002, and 0.05%, on an annualized basis, for the first six months of 2003.

•	Since 1998, our efficiency ratio has improved from 70.9% to 50.8% for the first six months of 2003, while we have added branches. Currently we have five banking offices and one loan production office.

Growth Strategy

      We attribute our growth and profitability to our success in capitalizing on opportunities created by the significant market disruption caused by the consolidation of the financial services firms in our market area that has resulted in the dislocation of customers as well as employees of these firms. We intend to continue to expand our business through internal growth as well as selective geographic expansion, while maintaining our historically low efficiency ratio and strong asset quality. Our strategy for achieving these objectives includes:

•	Continuing our primary focus on commercial and commercial real estate lending to small to medium-sized businesses in and around our existing market area, with a goal of providing superior customer service and maintaining strong asset quality.

•	Seeking to recruit experienced commercial lenders and other banking professionals with significant relationships in and knowledge of our markets.

•	Expanding into selective new markets by establishing new branches or through possible acquisitions of existing branches or institutions.

•	Expanding our product lines and adding additional financial services in order to diversify our revenue base, increase our fee income and strengthen our customer relationships.

•	Seeking to attract new and larger loan relationships as we continue to grow. In particular, we believe we can continue to capitalize on opportunities created by continued market disruption as a result of the consolidation of the financial services firms in our market area.

Operating Strategy

Focus on locally-owned and operated businesses.

      Our lending activities focus primarily on providing local businesses with commercial business loans and loans secured by owner-occupied real estate. Typically, we seek commercial lending relationships with customers borrowing from $250,000 to $5.0 million. Our legal lending limit was approximately $19 million as of June 30, 2003, and this limit accommodates the vast majority of credit opportunities we encounter. If local businesses have credit needs beyond the scope of our lending capacity, we may participate out a portion of the credit with other financial institutions in order to accommodate our customers’ needs. As of June 30, 2003, we had 13 relationships borrowing more than $5.0 million from our bank.

Employing fewer, but highly qualified and productive individuals and focusing on low net overhead ratios.

      Key to our growth and profitability is our management’s extensive experience in providing community banking services and our ability to create a culture committed to both proactive sales and disciplined credit quality. Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. These individuals are able to manage large loan portfolios, which increases interest income while controlling personnel costs. Our commercial lending focus allows us to generate larger relationships than a retail focus would allow, which permits us to grow our assets with fewer individuals.

Operating a limited number of offices with a high asset base per office.

      We currently have five full-service banking offices and one loan production office. We actively solicit local deposits to fund our asset growth. We grew our local deposit base 36.6% in 2002 and 18.1% in the first six months of 2003. However, our loan portfolio has increased faster than our local deposits. Because of this, we acquire out-of-area deposits from across the country to help fund our growth and because they typically are a lower cost of funds than local deposits. We believe that our ability to attract adequate funding with minimal branching allows us to grow at a lower overhead cost. Our efficiency ratio for the first six months of 2003 was 50.8%. We plan to continue using out-of-area deposits because we believe that this large and lower cost source of funds gives us a competitive advantage in our market.

Maintaining strong asset quality.

      Equally important as our growth is our emphasis on the quality of our loan portfolio and the adequacy of our allowance for loan and lease losses. For the fiscal years since our opening, our ratio of annual net loan charge-offs to average loans has not exceeded 0.09%, and for the six-months ended June 30, 2003 our ratio was 0.05%, on an annualized basis. Our ratio of nonperforming loans to total loans was 0.06% at June 30, 2003. In addition to controlling provision for loan and lease loss expense, we believe that strong asset quality results in greater operating performance because it minimizes the time and money spent managing problem assets. At the same time we understand the risks associated with our loan portfolio and maintain a loan loss reserve that we believe is appropriate. At June 30, 2003, our ratio of allowance for loan and lease losses to total loans was 1.40%.

Market Area

      We consider our market area to include the Kent and Ottawa Counties of western Michigan, including the city of Grand Rapids, the second largest city in the state of Michigan, and the city of Holland, Michigan. Kent County, which encompasses most of the Grand Rapids metropolitan area, has a diverse economy based primarily on manufacturing, retail and service businesses. Based on U.S. Census data for 2000, Kent County had approximately 575,000 people and approximately 210,000 households. According to the FDIC, total deposits in Kent County, including those of banks and thrifts, were approximately $7.9 billion at June 30, 2002. The largest city in Ottawa County is Holland, Michigan. Ottawa County has approximately 240,000 people and approximately 80,000 households, according to 2000 U.S. Census data. Total deposits in Ottawa County were approximately $2.9 billion at June 30, 2002, according to the FDIC.

      Our bank’s main office is currently located in downtown Grand Rapids. However, we have plans underway to construct a new facility just north of the center of downtown Grand Rapids which is expected to serve as our bank’s new main office as well as house our loan operations function. Construction of this new office is expected to be completed by mid-2005. Our additional bank branches are strategically located in communities in and around Grand Rapids. We have a combined branch and operations center in Wyoming, Michigan, a southwestern suburb of Grand Rapids, where our administrative headquarters as well as the main offices of the company are located. We also have a branch in Comstock Park, Michigan, a northwestern suburb of Grand Rapids, which also includes a retail loan center, and a branch in Kentwood, Michigan, in the southeastern part of Grand Rapids. In May, 2003, we opened our Knapp’s Corner branch, located in northeastern Grand Rapids, and a loan production office in Holland, Michigan.

Recent Developments

      We experienced approximately $82.2 million of loan growth during the first two months of the third quarter of 2003. During periods of significant loan growth, our earnings may be negatively impacted because growth in net interest income may lag the timing of additions we make to our allowance for loan losses to reflect the growth. Our policies call for additions of approximately $1.1 million to our loan loss reserve levels associated with this growth. This will affect our short-term earnings.

The Offering

Common stock offered	1,000,000 shares

Common stock to be outstanding upon completion of this offering	6,422,773 shares (1)

Use of proceeds	We intend to use the net proceeds from this offering to increase our capital position in anticipation of future growth, and for other general corporate purposes. Promptly following the completion of this offering, we intend to contribute substantially all of the net proceeds to our bank to increase its capital position.

Cash dividends	We paid our first two cash dividends on our common stock on March 10, 2003 and June 10, 2003, each $0.08 per share. Our next cash dividend is payable in the same amount on September 10, 2003. We currently expect to continue to pay a quarterly cash dividend, although there can be no assurance that we will continue to do so.

Risk factors	See “Risk Factors” beginning on page 8 and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Nasdaq National Market Symbol	MBWM.

(1)	The number of shares outstanding after this offering set forth above does not include 336,093 shares reserved for issuance under our stock option plans, of which options to purchase 247,014 shares at a weighted average price of $12.86 were outstanding at June 30, 2003. If issued, these reserved shares would represent 5.8% of our shares outstanding before the offering, and 5.0% of our outstanding shares after giving effect to the sale of 1,000,000 shares in this offering. In addition, as of June 30, 2003, we had reserved for issuance 249,433 shares under our dividend reinvestment plan and 25,315 shares under our employee stock purchase plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table summarizes certain of the consolidated financial information for us and our consolidated subsidiaries. You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	As of or For the
	Six Months Ended June 30,		As of or For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)

	(In thousands except per share data)
Summary Income Statement Data
Interest income	$26,108	$22,679	$47,632	$44,619	$36,835	$22,767	$10,168
Interest expense	11,803	11,910	23,978	28,201	24,560	13,330	5,629

Net interest income	14,305	10,769	23,654	16,418	12,275	9,437	4,539
Provision for loan and lease losses	1,470	1,142	3,002	2,370	1,854	1,961	2,572
Noninterest income	2,212	1,130	3,053	1,879	1,192	847	488
Noninterest expense	8,390	6,046	12,781	9,454	7,515	5,888	3,564

Income (loss) before income tax expense and cumulative effect of change in accounting principle	6,657	4,711	10,924	6,473	4,098	2,435	(1,109)
Income tax expense	1,884	1,391	3,167	1,990	1,303	292	—

Income (loss) before cumulative effect of change in accounting principle	4,773	3,320	7,757	4,483	2,795	2,143	(1,109)
Cumulative effect of change in accounting principle	—	—	—	—	—	(42)	—

Net income (loss)	$4,773	$3,320	$7,757	$4,483	$2,795	$2,101	$(1,109)

Summary Balance Sheet Data
Total assets	$1,034,774	$781,977	$921,855	$698,682	$512,746	$368,037	$216,237
Cash and cash equivalents	37,339	16,551	28,117	19,938	18,102	13,650	6,456
Securities	103,817	83,543	96,893	78,818	60,457	41,957	24,160
Loans and leases, net of deferred fees	866,009	667,862	771,554	587,248	429,804	308,006	184,745
Allowance for loan and lease losses	12,158	9,562	10,890	8,494	6,302	4,620	2,765
Bank owned life insurance policies	15,581	4,082	14,876	3,991	—	—	—
Deposits	843,587	644,648	754,113	569,077	425,740	294,829	171,998
Securities sold under agreements to repurchase	39,690	39,636	50,335	36,485	32,151	26,607	17,038
Federal Home Loan Bank advances	45,000	—	15,000	—	—	—	—
Trust preferred securities	16,000	16,000	16,000	16,000	16,000	16,000	—
Shareholders’ equity	83,457	75,024	79,834	71,463	31,854	27,968	26,701

	As of or For the
	Six Months Ended June 30,		As of or For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)

	(In thousands except per share data)
Selected Financial Ratios
Return on average assets(1)	0.99%	0.90%	0.97%	0.74%	0.63%	0.71%	(0.86)%
Return on average equity(2)	11.81%	9.16%	10.30%	9.05%	9.48%	7.70%	(6.40)%
Net interest margin(3)	3.24%	3.22%	3.19%	2.89%	2.90%	3.30%	3.61%
Net interest spread on average assets(3)	3.08%	3.10%	3.04%	2.78%	2.81%	3.19%	3.47%
Efficiency ratio	50.80%	50.81%	47.86%	51.67%	55.80%	57.25%	70.90%
Noninterest income to average assets	0.46%	0.31%	0.38%	0.31%	0.27%	0.29%	0.37%
Noninterest expense to average assets	1.73%	1.65%	1.60%	1.57%	1.69%	1.99%	2.72%
Nonperforming loans and leases to total loans and leases	0.06%	0.07%	0.10%	0.24%	0.02%	0.00%	0.00%
Net charge-offs to average total loans and leases	0.05%	0.02%	0.09%	0.04%	0.05%	0.04%	0.00%
Allowance for loans and leases to total loans and leases	1.40%	1.43%	1.41%	1.45%	1.47%	1.50%	1.50%
Tier 1 leverage capital	9.85%	11.87%	10.72%	13.00%	8.59%	10.88%	13.83%
Tier 1 leverage risk-based capital	10.13%	11.91%	10.85%	13.00%	8.59%	10.64%	11.79%
Total risk-based capital	11.38%	13.16%	12.10%	14.25%	10.97%	13.67%	13.01%
Average equity to average assets	8.40%	9.87%	9.44%	8.21%	6.63%	9.20%	14.10%
Per Share Data(4)
Net income (loss):
Basic before cumulative effect of change in accounting principle	$0.88	$0.61	$1.43	$1.11	$0.98	$0.75	$(0.50)
Diluted before cumulative effect of change in accounting principle	0.86	0.60	1.41	1.10	0.97	0.74	(0.50)
Basic	0.88	0.61	1.43	1.11	0.98	0.73	(0.50)
Diluted	0.86	0.60	1.41	1.10	0.97	0.72	(0.50)
Book value at end of period	$15.39	$13.88	$14.77	$13.22	$11.10	$9.77	$9.33
Cash dividends	0.16	—	—	—	—	—	—

(1)	Net income divided by average total assets.

(2)	Net income divided by average common equity.

(3)	To compute these ratios, we adjust GAAP reported net interest income by the tax equivalent adjustment amount (assuming a 34% tax rate) to account for the tax attributes on federally tax exempt municipal securities. For GAAP purposes, tax benefits associated with federally tax exempt municipal securities are recorded as a benefit in income tax expense. The following table reconciles reported net interest income to net interest income on a tax equivalent basis for the periods presented:

	Reconciliation of net interest income to
	net interest income on a tax equivalent basis

	For the
	Six Months Ended
	June 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Net interest income	$14,305	$10,769	$23,654	$16,418	$12,275	$9,437	$4,539
Tax equivalent adjustment to net interest income	381	287	611	390	239	28	—

Net interest income, tax equivalent basis	$14,686	$11,056	$24,265	$16,808	$12,514	$9,465	$4,539

(4)	Per share data has been adjusted to reflect the 5% stock dividends paid on February 3, 2003, February 1, 2002 and February 1, 2001.

RISK FACTORS

      Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider other information in this prospectus, as well as in the other documents incorporated by reference into this prospectus. If any of these risks actually occur, our business could be adversely affected, the trading price of our common stock could decline, and you could lose all or a part of your investment.

Adverse changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

      The results of operations for financial institutions, including our bank, may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values and the related declines in value of our real estate collateral, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on investments and loans and the interest rates we pay on deposits and other interest-bearing liabilities. Substantially all our loans are to businesses and individuals in western Michigan, and any decline in the economy of this area could adversely affect us. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities will be such that they will be affected differently by a given change in interest rates.

Our credit losses could increase and our allowance for loan and lease losses may not be adequate to cover actual loan losses.

      The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in a larger concentration of loans to small businesses. As a result, we may assume greater lending risks than other banks. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for losses based on several factors. If our assumptions are wrong, our allowance for loan and lease losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. While we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated since we began operations, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to our allowance for loan and lease losses decrease our net income.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

      We are and will continue to be dependent upon the services of our management team, including Gerald R. Johnson, Jr., our Chairman and Chief Executive Officer, Michael H. Price, our President and Chief Operating Officer, and our other senior managers. The loss of either Mr. Johnson or Mr. Price, or any of our other senior managers, could have an adverse effect on our growth and performance. We have entered into employment contracts with Mr. Johnson and Mr. Price and two other senior managers. The contracts provide for a three year employment period that is extended for an additional year each year unless a notice is given indicating that the contract will not be extended.

      In addition, we will continue to depend on our key commercial loan officers. We have several commercial loan officers who are responsible, or share responsibility, for generating and managing a significant portion of our commercial loan portfolio. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy. The loss of any of these commercial loan officers could adversely affect our loan portfolio and performance, and our ability to generate new loans. Many of our key employees have signed agreements with us agreeing not to compete with us in our market for specified time periods if they leave employment with us.

      Some of the other financial institutions in our market also require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for us to hire loan officers with experience in our market who can immediately solicit their former or new customers on our behalf.

Decline in the availability of out-of-area deposits could cause liquidity or interest rate margin concerns, or limit our growth.

      We have utilized and expect to continue to utilize out-of-area or wholesale deposits to support our asset growth. These deposits are generally a lower cost source of funds when compared to the interest rates that we would have to offer in our local market to generate a commensurate level of funds. In addition, the overhead costs associated with wholesale deposits are considerably less than the overhead costs we would incur to administer a similar level of local deposits. A decline in the availability of these wholesale deposits would require us to fund our growth with more costly funding sources, which could reduce our net interest margin, limit our growth, reduce our asset size, or increase our overhead costs.

Future sales of our common stock or other securities may dilute the value of our common stock.

      In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

      The sale, or availability for sale, of a substantial number of shares of common stock in the public market as a result of or following this offering could adversely affect the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

Our growth and expansion may be limited by many factors.

      We have pursued and intend to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk and interest rate levels without commensurate increases in non-interest expenses. There can be no assurance that we will be successful in continuing our growth strategies due to delays and other impediments resulting from regulatory oversight, limited availability of qualified personnel, or unavailability of branch sites. In addition, the success of our growth strategy will depend on maintaining sufficient regulatory capital levels and on adequate economic conditions in our market area.

      In addition, although we have no current plans to do so, we may acquire banks, related businesses or branches of other financial institutions that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including exposure to unknown or contingent liabilities and asset quality issues of banks, businesses, or branches we acquire, difficulty and expense of integrating the operations and personnel, potential disruption to our business including the diversion of management’s time and attention, and the possible loss of key employees and customers of the banks, businesses, or branches we acquire.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

      We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer branch networks and other services which we do not, including, trust and international banking services. Most of these entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. This competition may limit our growth or earnings. Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act affects the competitive environment in which we conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

      The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to the making of loans, the purchase of securities, the payment of dividends and many other aspects of our business. Some of these laws may benefit us, others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

      The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as creating additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our Articles of Incorporation and By-laws and the laws of Michigan contain provisions that may discourage or prevent a takeover of our company and reduce any takeover premium.

      Our Articles of Incorporation and By-laws, and the corporate laws of the State of Michigan, include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our and our shareholders’ best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

      The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and Bylaws, federal law requires the Federal Reserve Board’s approval prior to acquiring “control” of a bank holding company. All of these provisions may delay or prevent a change in control without action by our shareholders, and could adversely affect the price of our common stock.

There is a limited trading market for our common stock.

      The price of our common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of our company. The issuance of new shares of our common stock also may affect the market for our common stock.

      Our common stock is traded on the Nasdaq National Market under the symbol “MBWM”. The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

      We paid a 5% stock dividend on our common stock in 2001, 2002 and 2003. We have only recently begun paying quarterly cash dividends. While we expect to continue paying cash dividends, there is no assurance that we will continue to do so.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      We make certain forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “plan,” “anticipate,” “expect” and similar expressions. These forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and growth strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

      These forward-looking statements are subject to significant risks, assumptions and uncertainties, including the factors discussed in the “Risk Factors” section of this prospectus. The forward-looking statements included in this prospectus are made on and as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results. Further information concerning us and our business, including additional factors that could materially affect our business and financial results, is included in our filings with the Securities and Exchange Commission.

USE OF PROCEEDS

      We will receive net proceeds of approximately $           million from the sale of 1,000,000 shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses of approximately $215,000 payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $           million.

      We intend to use the net proceeds from this offering to increase our capital position in anticipation of future growth, and for other general corporate purposes. Promptly following the completion of this offering, we intend to contribute substantially all of the net proceeds to our bank to increase its capital position.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “MBWM.” At September 3, 2003, there were 221 record holders of our common stock. In addition, we estimate that there were approximately 3,000 beneficial owners of our common stock who own their shares through brokers or banks.

      The following table shows the high and low bid prices for our common stock as reported by the Nasdaq National Market for the periods indicated, and the quarterly cash dividends paid by us during those periods. The prices do not include retail mark-up, mark-down or commission, but have been adjusted for the 5% stock dividends paid on February 3, 2003, February 1, 2002 and February 1, 2001.

	High	Low	Dividend

2001
First Quarter	$14.51	$10.43	$—
Second Quarter	15.92	13.39	—
Third Quarter	17.51	13.62	—
Fourth Quarter	16.19	14.52	—
2002
First Quarter	$19.52	$16.86	$—
Second Quarter	22.02	18.57	—
Third Quarter	21.14	16.10	—
Fourth Quarter	22.76	17.86	—
2003
First Quarter	$26.65	$21.87	$0.08
Second Quarter	28.82	23.85	0.08
Third Quarter (through September 3)	34.31	28.05	—

DIVIDEND POLICY

      Holders of our common stock are entitled to receive dividends that the Board of Directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our shareholders depends primarily on our bank’s ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of our 9.60% junior subordinated debentures due 2029, we would be precluded from paying dividends on our common stock if we were in default under the debentures and did not take reasonable steps to cure the default, if we exercised our right to defer payments of interest on the debentures, or if certain related defaults occurred.

      We paid 5% stock dividends on our common stock in February of 2001, 2002 and 2003. We paid our first two cash dividends on our common stock on March 10 and June 10 of this year. Each was in the amount of $0.08 per share. Our next cash dividend is payable in the same amount on September 10, 2003. We currently expect to continue to pay a quarterly cash dividend, although there can be no assurance that we will continue to do so.

CAPITALIZATION

      The following table sets forth our historical consolidated capitalization as of June 30, 2003, and our capitalization as of the same date on an adjusted basis, giving effect to the offering. For purposes of this table, our net proceeds are approximately $           million after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, 150,000 additional shares would be sold, resulting in net proceeds of approximately $           based on the public offering price after deducting estimated offering expenses and underwriting discounts and commissions.

      The following data should be read in conjunction with our consolidated financial information and related notes, as well as the financial information and other documents incorporated by reference in this prospectus.

	June 30, 2003

	Actual	As Adjusted

	(Dollars in thousands,
	except per share data)
Indebtedness:
Securities sold under agreements to repurchase	$39,690		$39,690
Federal Home Loan Bank advances	45,000		45,000
Other borrowed money	922		922
Trust preferred securities	16,000		16,000

Total indebtedness	$101,612		$101,612

Shareholders’ Equity
Preferred stock, no par value: 1,000,000 shares authorized; none issued
Common stock, no par value: 9,000,000 shares authorized; 5,422,644 shares issued and outstanding; 6,422,644 shares issued and outstanding as adjusted(1)	75,595
Retained earnings	7,157		7,157
Accumulated other comprehensive income	705		705

Total shareholders’ equity	$83,457	$

Total capitalization	$185,069	$

Book value per share	$15.39	$

(1)	As of June 30, 2003, there were 247,014 common shares reserved for issuance upon the exercise of currently outstanding options with a weighted average price of $12.86, and an additional 89,079 shares available for future issuance of options under the company’s stock option plans for employees and directors. In addition, as of June 30, 2003, we had reserved for issuance 249,433 shares under our dividend reinvestment plan and 25,315 shares under our employee stock purchase plan.

      The following table sets forth our actual consolidated regulatory capital amounts and ratios as of June 30, 2003, and as adjusted as of June 30, 2003, after giving effect to the application of the net proceeds from this offering.

	June 30, 2003

	Actual			As Adjusted

		“Well-	Excess/			“Well-	Excess/
		capitalized”	(Deficit)			capitalized”	(Deficit)
	Capital	Standard	Capital	Capital		Standard	Capital

	(Dollars in thousands)
Dollar Basis:
Total risk-based capital	$110,909	$97,476	$13,433	$		$	$
Tier 1 risk-based capital	98,751	58,486	40,265
Leverage capital	98,751	50,105	48,646
Percentage basis:
Total risk-based capital ratio	11.38%	10.00%			%	10.00%
Tier 1 risk-based capital ratio	10.13%	6.00%			%	6.00%
Leverage capital ratio	9.85%	5.00%			%	5.00%

MANAGEMENT

      Our directors and executive officers, their ages as of August 1, 2003, and their principal position(s) with the company are shown in the table below.

Name	Age	Position(s)

Betty S. Burton	61	Director
David M. Cassard	49	Director
Edward J. Clark	58	Director
Peter A. Cordes	62	Director
C. John Gill	69	Director
Doyle A. Hayes	52	Director
David M. Hecht	66	Director
Gerald R. Johnson, Jr.	56	Chairman of the Board and Chief Executive Officer, and Director
Susan K. Jones	54	Director
Lawrence W. Larsen	63	Director
Calvin D. Murdock	63	Director
Michael H. Price	46	President and Chief Operating Officer, and Director
Dale J. Visser	67	Director
Donald Williams, Sr.	67	Director
Robert M. Wynalda	67	Director
Robert B. Kaminski	41	Senior Vice President and Secretary
Charles E. Christmas	37	Senior Vice President, Chief Financial Officer and Treasurer

      The business experience of each of our directors and executive officers for at least the past five years is summarized below:

      Betty S. Burton (Director) Mrs. Burton is the former owner of a business forms and print solutions distribution company. She was a member of the Board and consultant to Wonderland Business Forms from 1999 to 2002, and its President and Chief Executive Officer from 1995 to 1999. Presently she works part time as Project Manager in Resource Development at Metropolitan Hospital Systems, and has worked in that position since 2002. Mrs. Burton is a trustee of both the Grand Valley State University Foundation and the Western Michigan University Foundation. She is a graduate of both universities and also of Dartmouth College Tuck School of Business Minority Executives Program. She has previously served as a member of the Board of Directors of First Michigan Bank-Grand Rapids (“FMB-Grand Rapids”) and Butterworth Hospital. Mrs. Burton is very involved in civic and community activities and serves on several boards in the Grand Rapids area.

      David M. Cassard (Director) Mr. Cassard is President, Treasurer and a member of the Board of Directors of Waters Corporation which owns and operates commercial real estate properties in the Grand Rapids metropolitan area. He has served in these capacities since January 1979. Prior to 1979 he worked for an international firm of Certified Public Accountants. He is a graduate of the University of Michigan (BBA) and Michigan State University (MBA), and he is a Certified Public Accountant and Certified Property Manager. He currently serves as Vice Chairperson of the City of Grand Rapids Downtown Development Authority and is a member of the City of Grand Rapids Downtown Improvement District Board. He also serves as Chairperson of the Grand Rapids Area Chamber of Commerce Foundation. He previously served as a member of the Board of Directors of FMB-Grand Rapids and was a member of the Board of Directors of First Michigan Bank Corporation (“FMB”) and Butterworth Hospital. He holds memberships in several professional organizations and societies including the American Institute of CPA’s, the Michigan Association of CPA’s, the Grand Rapids Association of Realtors, the National Association of Realtors and the Institute of Real Estate Management. Mr. Cassard has been heavily involved in civic and community activities with special focus on downtown development.

      Edward J. Clark (Director) Mr. Clark is the Chairman and Chief Executive of The American Seating Company, and has held this position since 1986. American Seating is headquartered in Grand Rapids, Michigan, and produces seating and furniture for offices, as well as seating for buses, rail cars, auditoriums, stadiums and performing arts centers. Mr. Clark is a member of the Boards of Directors of the Metropolitan YMCA, The Blodgett/ Butterworth Foundation, the Grand Rapids Employers’ Association and the Ohio State University Alumni Association, and a member of the Board of Trustees of the Grand Valley State University Foundation. He is Vice President of the Foundation Board of Trustees and Chairman of the Development Committee of Grand Valley State University. From 1988 through 1997, he was a member of the Board of Directors and Executive Committee of FMB-Grand Rapids. Mr. Clark has also previously served on the Boards of Directors of the Grand Rapids Symphony Orchestra, Red Cross of Kent County, St. Mary’s Hospital and The Business and Institutional Furniture Manufacturer’s Association.

      Peter A. Cordes (Director) Mr. Cordes has served as President and Chief Executive Officer of GWI Engineering Inc. (“GWI”) of Grand Rapids, Michigan, since 1991. GWI is engaged in the manufacturing of industrial automation systems for customers in a variety of industries in the Midwest. Mr. Cordes purchased GWI in 1991 and is now its sole owner. Mr. Cordes graduated from St. Louis University with a degree in aeronautics. He is a native of Traverse City, Michigan and has spent the last twenty years in Western Michigan.

      C. John Gill (Director) Mr. Gill is the retired Chairman of the Board and one of the owners of Gill Industries of Grand Rapids, Michigan. Mr. Gill served as Chairman of Gill Industries from 1994 through 1997, and served as President of Gill Industries from 1983 through 1993. Gill Industries is a manufacturing company involved with sheet metal stampings and assemblies for the automotive and appliance industries.

      Doyle A. Hayes (Director) Mr. Hayes has over 30 years experience in the automotive industry and has held various positions within that industry. Currently, he is President and CEO of Pyper Products Corporation, a plastic injection molding company that supplies the auto and furniture industries. Mr. Hayes has been the President and CEO of Pyper Products Corporation since 1994. He has served on several non-profit boards in the Grand Rapids community and is currently Board Chair at Metropolitan Hospital and a member of the Borgess Hospital of Kalamazoo Board of Directors. Mr. Hayes is a member of the Davenport Educational System (DES), Grand Valley State University Foundation, VanAndel Global Trade Center, Seidman Advisory Board, Economic Club of Grand Rapids, Small Business Association of Michigan (SBAM), Grand Valley Metro Council and the Governor’s Workforce Commission Boards. Mr. Hayes was formerly a Corporate Director of FMB.

      David M. Hecht (Director) Mr. Hecht is an attorney and has practiced law for 42 years, including the past 30 years in Grand Rapids. From 1993 through 2001, he was the Chairman of the Grand Rapids law firm of Hecht & Lentz, and was a founder of the firm. Mr. Hecht is a native of Grand Rapids and a graduate of the University of Michigan and the University of Wisconsin. He is the President of the Charles W. Loosemore Foundation, a Trustee of the Grand Valley University Foundation, Chair of the Board of Trustees of Hospice of Michigan and a Trustee of the Hospice of Michigan Foundation.

      Gerald R. Johnson, Jr. (Chairman of the Board, Chief Executive Officer and Director) Mr. Johnson has over 33 years experience in the financial service industry, including 30 years of commercial banking experience. Mr. Johnson was appointed President and Chief Executive Officer of FMB-Grand Rapids in 1986, and served as Chairman, President and Chief Executive Officer from 1988 to May of 1997, when he resigned to organize the company. Mr. Johnson served as Chairman of the Board and Chief Executive Officer of the company and our bank from their inception through 1998, and since the beginning of 1999 has served as Chairman of the Board and Chief Executive Officer of the company and Chairman of the Board of our bank. In the Grand Rapids market, prior to joining FMB-Grand Rapids, Mr. Johnson was employed in various lending capacities by Union Bank (now part of Bank One Corporation), Pacesetter Bank-Grand Rapids (now part of Fifth Third Bancorp) and Manufacturers Bank (now part of Comerica Bank). He currently serves as Chairman of Hope Network Behavioral Health Services, Chairman of Life Guidance Services and a member of the Boards of Directors of Project Rehab, the Girl Scouts of Michigan Trails, Epilepsy Foundation of Michigan, American Diabetes Association, Grand Rapids Symphony and the Grand Valley University Board

of Trustees. He is affiliated with Grand Rapids Opportunity for Women, Grand Rapids Rotary Club and the Economic Development Foundation.

      Susan K. Jones (Director) Ms. Jones is both a partner of The Callahan Group, LLC, a marketing consulting firm, and a tenured, full-time Professor of Marketing at Ferris State University in Big Rapids, Michigan. She has been a partner of The Callahan Group since 1998, and has worked at her own marketing consulting firm, Susan K. Jones & Associates, since 1980. Ms. Jones has been a Professor of Marketing at Ferris State since 1990. She enjoys an active volunteer career, currently serving as a member of the Board of Directors of the Arts Council of Greater Grand Rapids, Council of 100 at Northwestern University, Treasurer of the Northwestern Club of West Michigan, and as the West Michigan Alumni Admissions Council Chair for Northwestern University. She is a past-president of the Junior League of Grand Rapids, a graduate of Leadership Grand Rapids, and currently serves as a trustee of the Chicago Association of Direct Marketing Educational Foundation.

      Lawrence W. Larsen (Director) Mr. Larsen is Chief Executive Officer, President, and owner of Central Industrial Corporation of Grand Rapids, Michigan. He began his employment with Central Industrial Corporation in 1967, and purchased it in 1975. Central Industrial Corporation is a wholesale distributor of industrial supplies. Mr. Larsen is also an owner and director of Jet Products, Inc., of West Carrollton, Ohio. Jet Products, Inc. designs, manufactures and sells hose reels and related hydraulic products. Mr. Larsen is a native of Wisconsin. He has spent the last 35 years in the Grand Rapids area. Mr. Larsen served as a director of FMB-Grand Rapids from 1980 until June of 1997, and was a member of the Executive Loan Committee and the Audit Committee.

      Calvin D. Murdock (Director) Mr. Murdock is President of SF Supply (“SF”) of Grand Rapids, Michigan. He has held this position since 1994. From 1992 to 1994, he served as the General Manager of SF, and in 1991, served as SF’s Controller. SF is a wholesale distributor of commercial and industrial electronic, electrical and automation parts, supplies and services. Mr. Murdock is a Michigan native and a graduate of Ferris State University with a degree in accounting. Prior to joining SF, Mr. Murdock owned and operated businesses in the manufacturing and supply of automobile wash equipment.

      Michael H. Price (President, Chief Operating Officer and Director) Mr. Price has over 20 years of commercial banking experience, most of which was with FMB and its subsidiary, FMB-Grand Rapids. Spending most of his banking career in commercial lending, Mr. Price was the Senior Lending Officer from 1992 to 1997, and President of FMB-Grand Rapids for several months in 1997 before joining our bank in late 1997. Mr. Price served as President and Chief Operating Officer of the company and our bank from December of 1997 through 1998, and has served as President and Chief Operating Officer of the company and President and Chief Executive Officer of our bank since January of 1999. Mr. Price has been and continues to be very active in the Grand Rapids community. He currently serves on the Boards of Directors of Kent County Habitat for Humanity and Kent County Community Mental Health.

      Dale J. Visser (Director) Mr. Visser is Chairman and one of the owners of Visser Brothers Inc. of Grand Rapids, Michigan. He has served Visser Brothers in various officer positions since 1960. Visser Brothers is a construction general contractor specializing in commercial buildings. Mr. Visser also has an ownership interest in several real estate projects in the Grand Rapids area. Mr. Visser served as a director of FMB-Grand Rapids from 1972 until June of 1997. He is a Grand Rapids native and a graduate of the University of Michigan with a degree in civil engineering. Mr. Visser is active in the community and serves on the Board of Directors of Westminster Theological Seminary Foundation. He has previously served on the Boards of the Grand Rapids YMCA, Christian Rest Home, and West Side Christian School.

      Donald Williams, Sr. (Director) Mr. Williams is Dean Emeritus of Grand Valley State University. During 2002, he was the Coordinator of the minority students teacher preparation program for the Grand Rapids Public Schools (secondary schools). Mr. Williams has over 30 years experience in administration of educational programs with special emphasis on political sensitivity and equality. From 1989 to 2001, he was the Dean of Minority Affairs and Director of the Multicultural Center of Grand Valley State University. Mr. Williams also serves as President of the Concerned Citizens Council and President of the Rotary Club of Grand Rapids. He previously served as President of the Coalition for Representative Government (CRG), as

a member of the Board of Directors of FMB-Grand Rapids and the Grand Rapids Advisory Board of Michigan National Bank, as Treasurer and President of the Minority Affairs Council of Michigan Universities (MACMU), and as a member of the Board of Directors of the Grand Rapids Area Chamber of Commerce. Mr. Williams has been the recipient of numerous awards in the Grand Rapids and Michigan area for community service and job performance.

      Robert M. Wynalda (Director) Mr. Wynalda is the retired Chief Executive Officer and former owner of Wynalda Litho Inc. of Rockford, Michigan. Mr. Wynalda held the position of Chief Executive Officer from 1970 when he founded the company until its sale in February of 1998. Wynalda Litho Inc. is a commercial printing company serving customers from around the country. Mr. Wynalda is a native of Grand Rapids and has spent 45 years in the printing business. Mr. Wynalda formerly served as a director of a local financial institution.

      Robert B. Kaminski (Senior Vice President and Secretary) Mr. Kaminski joined our bank in June 1997 and has over 18 years of commercial banking experience. From 1984 to 1993, Mr. Kaminski worked for FMB-Grand Rapids in various capacities in the areas of credit administration and bank compliance. In 1993, Mr. Kaminski was appointed Vice President in charge of loan review and served as Vice President and Manager of the commercial credit department for three of FMB’s subsidiaries. He has served as Senior Vice President and Secretary of the company and our bank since their inception in 1997, and has also served as Chief Operating Officer of our bank since 2000. Mr. Kaminski serves on the Leadership Committee for the National Kidney Foundation of Michigan in Grand Rapids, and is a career mentor for Aquinas College of Grand Rapids.

      Charles E. Christmas (Senior Vice President, Chief Financial Officer, and Treasurer) Mr. Christmas joined our bank in April 1998 and served as Vice President of Finance, Treasurer and Compliance Officer of the company and our bank in 1998. In 1999, Mr. Christmas was elected Chief Financial Officer, Treasurer and Compliance Officer of the company and our bank. In 2000, Mr. Christmas was elected Senior Vice President, Chief Financial Officer and Treasurer of the company, and Senior Vice President and Chief Financial Officer of our bank. Prior to joining the company, he examined various financial institutions for over ten years while serving as a bank examiner with the Federal Deposit Insurance Corporation (“FDIC”). He began his tenure with the FDIC upon his graduation from Ferris State University. Mr. Christmas holds a Bachelor of Science degree in Accountancy. Mr. Christmas serves on the Michigan Banker Association Funds Management Committee, as a fundraising volunteer for the Make-A-Wish Foundation of Michigan and the American Cancer Society, and as a volunteer for Habitat for Humanity.

UNDERWRITING

      Subject to the terms and conditions in the underwriting agreement dated                           , 2003, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Number of
Underwriters	Shares

Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
Oppenheimer & Co. Inc.

Total	1,000,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

      The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $           per share, of which $           may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 150,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 150,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

      At our request, the underwriters have reserved up to 100,000 shares of our common stock offered by this prospectus for sale to our directors and officers at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the lock-up agreements described on the following page. We are not making loans to these officers or directors to purchase such shares.

      The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $          .

		Without	With
	Per Share	Option	Option

Underwriting discount payable by us

      We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 90 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

      In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering, and the issuance of options or shares of common stock under our existing incentive stock plans, employee benefit plans or dividend reinvestment and stock purchase plan.

      Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

      Our common stock is listed on the Nasdaq National Market under the symbol “MBWM.”

      Certain representatives of the underwriters or their affiliates may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated and Oppenheimer & Co. Inc., are currently market makers in our common stock on the Nasdaq National Market.

LEGAL MATTERS

      The validity of the shares of our common stock offered by this prospectus have been passed upon for us by Dickinson Wright PLLC, Detroit and Grand Rapids, Michigan. Certain legal matters relating to this offering are being passed upon for the underwriters by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois. As of August 1, 2003, members of Dickinson Wright PLLC who perform services for us owned approximately 3,255 shares of our common stock.

EXPERTS

      Our consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, included in our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Crowe Chizek and Company LLC, independent auditors, as set forth in their report on such financial statements included in our Annual Report and incorporated by reference in this prospectus. These financial statements are included in reliance upon this report given upon the authority of Crowe Chizek and Company LLC as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.mercbank.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

DOCUMENTS INCORPORATED BY REFERENCE

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

      Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 7, 2003 (File No. 0-26719);

•	our Quarterly Reports on Form 10-Q for the period ended March 31, 2003 and June 30, 2003, filed with the SEC on May 14, 2003 and August 8, 2003 (File No. 0-26719); and

•	the description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on July 15, 1999 (File No. 0-26719), including any amendment or report filed for the purpose of updating such description.

      We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

      Any statement contained in a document incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is incorporated by reference in this prospectus modifies, supersedes or replaces that statement. Any statement that is modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

      You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting Robert B. Kaminski, our Senior Vice President and Secretary, at the following address and phone number:

Mercantile Bank Corporation

5650 Byron Center Avenue SW
Wyoming, Michigan 49509
(616) 406-3000

•	You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

•	We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•	You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•	This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

1,000,000 Shares

MERCANTILE BANK CORPORATION

Common Stock

PROSPECTUS

RAYMOND JAMES

STIFEL, NICOLAUS & COMPANY

Incorporated

OPPENHEIMER

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discount and commissions. All of the amounts shown are estimates, except for the SEC registration fee, the NASD fee and the Nasdaq National Market filing fee.

SEC registration fee	$3,022
NASD filing fee	4,236
Nasdaq listing fee	11,500
Printing expenses	50,000
Legal fees and expenses	90,000
Accounting fees and expenses	45,000
Blue sky fees and expenses	2,000
Miscellaneous	9,242

Total	$215,000

Item 15.     Indemnification of Directors and Officers

Indemnification

      Sections 561-571 of the Michigan Business Corporation Act, as amended, grant us broad powers to indemnify any person in connection with legal proceedings brought against that person by reason of their present or past status as an officer or director of our company, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Michigan Business Corporation Act also gives us broad powers to indemnify defined persons against expenses and reasonable settlement payments in connection with any action by or in the right of our company, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, except that no indemnification may be made if that person is adjudged to be liable to us unless and only to the extent the court in which that action was brought determines upon application that, despite the adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any specified person is successful in the defense of any defined legal proceeding, we are required by the Michigan Business Corporation Act to indemnify him against expenses, including attorneys’ fees, that are actually and reasonably incurred by him in connection with the proceeding.

      Our Articles of Incorporation provide that we shall indemnify our present and past directors, officers, and such other persons as the Board of Directors may authorize to the full extent permitted by law.

      Our Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the company. The Bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) by reason of the fact that he or she is or was a director or officer of the company or while serving as such a director or officer, is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney’s fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by us or our bank to our respective directors or officers otherwise permitted under the Michigan Business Corporation Act or the Michigan Banking Code.

      With respect to derivative actions, the Bylaws provide that we shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the company, or while serving as such a director or officer, is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney’s fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company or its shareholders. No indemnification is provided in the Bylaws in respect of any claim, issue or matter in which such person has been found liable to us except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the provisions discussed above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

      Under an insurance policy maintained by us, our directors and officers are insured within the limits and subject to the limitations of the policy, against specified expenses in connection with the defense of specified claims, actions, suits or proceedings, and specified liabilities which might be imposed as a result of claims, actions, suits or proceedings, which may be brought against them by reason of being or having been directors and officers of our company.

Limitation of Director Liability

      Section 209(1)(c) of the Michigan Business Corporation Act permits corporations to limit the personal liability of their directors in certain circumstances. However, under the Michigan Business Corporation Act, a corporation may not eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director for any of the following: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) a violation of Section 551(1) of the Michigan Business Corporation Act; and (4) an intentional criminal act.

      Our Articles of Incorporation provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to our company or our shareholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) for a violation of Section 551(1) of the Michigan Business Corporation Act; or (4) for any transaction from which the director derived any improper personal benefit. Under the Michigan Business Corporation Act, if prior to October 24, 1997 the articles of incorporation of a corporation contained a provision which, subject to exceptions, eliminated liability of a director as ours do, that provision is considered to eliminate liability of a director to the extent permitted in Section 209(1)(c) of the Michigan Business Corporation Act.

      Pursuant to our Articles of Incorporation, if the Michigan Business Corporation Act is amended after the date of the Articles of Incorporation to authorize corporate action eliminating or limiting the personal liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Michigan Business Corporation Act, as so amended.

Item 16.     Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
3.1	Articles of Incorporation of Mercantile Bank Corporation are incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 (Commission File No. 333-33081), filed with the Commission on August 7, 1997
3.2	Amended and Restated Bylaws of Mercantile Bank Corporation dated as of January 16, 2003 are incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-3 (Commission File No. 333-103376), filed with the Commission on February 21, 2003
4.1	Article III (Capital Stock) of our Articles of Incorporation are incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 (Commission File No. 333-33081), filed with the Commission on August 7, 1997
4.2	Specimen Stock Certificate is incorporated by reference to Exhibit 4.1 to our Amendment No. 1 to our Registration Statement on Form SB-2 (Commission File No. 333-33081), filed with the Commission on October 7, 1997
5.1	Opinion of Dickinson Wright PLLC regarding legality*
23.1	Consent of Crowe Chizek and Company LLC
23.2	Consent of Dickinson Wright PLLC (included in Exhibit 5.1)*
24.1	Power of Attorney is included on the signature page of the Registration Statement*

* Previously filed.

Item 17.     Undertakings

      (a) We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant, in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wyoming, State of Michigan, on September 3, 2003.

MERCANTILE BANK CORPORATION

By:	/s/ GERALD R. JOHNSON, JR.

Gerald R. Johnson, Jr.
Chairman of the Board and
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated on September 3, 2003.

Signature	Title

/s/ BETTY S. BURTON Betty S. Burton	Director

/s/ DAVID M. CASSARD David M. Cassard	Director

/s/ CHARLES E. CHRISTMAS Charles E. Christmas	Senior Vice President, Chief Financial Officer and Treasurer (principal accounting and financial officer)

/s/ EDWARD J. CLARK Edward J. Clark	Director

/s/ PETER A. CORDES Peter A. Cordes	Director

/s/ C. JOHN GILL C. John Gill	Director

/s/ DOYLE A. HAYES Doyle A. Hayes	Director

David M. Hecht	Director

/s/ GERALD R. JOHNSON, JR. Gerald R. Johnson, Jr.	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)

Signature	Title

/s/ SUSAN K. JONES Susan K. Jones	Director

/s/ LAWRENCE W. LARSEN Lawrence W. Larsen	Director

/s/ CALVIN D. MURDOCK Calvin D. Murdock	Director

/s/ MICHAEL H. PRICE Michael H. Price	Director

/s/ DALE J. VISSER Dale J. Visser	Director

/s/ DONALD WILLIAMS, SR. Donald Williams, Sr.	Director

/s/ ROBERT M. WYNALDA Robert M. Wynalda	Director

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
3.1	Articles of Incorporation of Mercantile Bank Corporation are incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 (Commission File No. 333-33081), filed with the Commission on August 7, 1997
3.2	Amended and Restated Bylaws of Mercantile Bank Corporation dated as of January 16, 2003 are incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-3 (Commission File No. 333-103376), filed with the Commission on February 21, 2003
4.1	Article III (Capital Stock) of our Articles of Incorporation are incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 (Commission File No. 333-33081), filed with the Commission on August 7, 1997
4.2	Specimen Stock Certificate is incorporated by reference to Exhibit 4.1 to our Amendment No. 1 to our Registration Statement on Form SB-2 (Commission File No. 333-33081), filed with the Commission on October 7, 1997
5.1	Opinion of Dickinson Wright PLLC regarding legality*
23.1	Consent of Crowe Chizek and Company LLC
23.2	Consent of Dickinson Wright PLLC (included in Exhibit 5.1)*
24.1	Power of Attorney is included on the signature page of the Registration Statement*

* Previously filed